# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fathom Holdings Inc., CIK 0001753162
CUSIP: 31189V109
Title of class of securities: FATHOM HOLDINGS, INC.
Address of issuer's principal executive offices: 2000 REGENCY PARKWAY DRIVE, 2000 REGENCY PARKWAY DRIVE, CARY, North Carolina (NC), 27518
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001058854-22-000007
Filed by CIK 0001058854

## Reporting persons
- CANNELL CAPITAL LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 716,594; sole dispositive power 0; shared dispositive power 716,594; aggregate amount beneficially owned 716,594 (3.2% of the class)
- CANNELL J CARLO: type of reporting person: individual (IN); citizenship or place of organization: Wyoming (WY); shared voting power 716,594; shared dispositive power 716,594; aggregate amount beneficially owned 716,591 (3.2% of the class)

## Item 1. Issuer
Name of issuer: Fathom Holdings Inc.
Address of issuer's principal executive offices: 2000 REGENCY PARKWAY DRIVE, 2000 REGENCY PARKWAY DRIVE, CARY, NORTH CAROLINA, 27518.

## Item 2. Person Filing
Name of person filing: Cannell Capital LLC
Address of principal business office or, if none, residence: 245 Meriwether Circle, Alta, WY
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 716,594
Percent of class: 3.17%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 716,594
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 716,594

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CANNELL CAPITAL LLC: /s/ J. Carlo Cannell, Managing Member (02/14/2025)
- CANNELL J CARLO: /s/ J. Carlo Cannell, Managing Member (02/14/2025)